Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                      Exchange Act Commission File No: 001-07981

       THE FOLLOWING ARE SLIDES FOR USE IN ROADSHOW PRESENTATION.

[Slide 1]

[PRUDENTIAL LOGO]                        [AMERICAN GENERAL FINANCIAL GROUP LOGO]


A major international force in retail financial services

Institutional presentation

[Slide 2]

Proxy statement/prospectus

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).

American General Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of American General Corporation. The directors and executive officers of American General Corporation include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of American General Corporation beneficially owned approximately 2% of the outstanding shares of the common stock of American General Corporation. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


[Slide 3]


A transformational deal

o    Creates one of the world's pre-eminent financial services companies

     - a credible participant at the top table of shapers of the world long-term savings industry

o    Significant and logical implementation of stated strategy

o    Market leadership in the US able to enjoy scale advantages

o    Quality international franchise focused on growth opportunities

o    Improved financial resource to sustain international expansion

o    Combines two excellent management teams with shared vision

     -    each company the strategic partner of choice of the other

o A significant constituent of benchmark UK and multi-national stock market indices

              "A powerhouse to deliver further shareholder value"


[Slide 4]



Strong executive team

                                    Jonathan
                                    Bloomer

                                  Group Chief
                                   Executive

    |----------------------------------|-------------------------------|
UK/Europe     M&G                 North America       Asia        Group CFO
  Mark       Michael                  Bob             Mark       Philip Broadley
  Wood      McLintock               Devlin           Tucker


NOTE:
1 Structure reflects appointment of Mark Wood announced on 21 February 2001

[Slide 5]


3.6622 Prudential shares for each American General share

o    Tax free all share merger

     - 3.6622 Prudential shares or 1.8311 ADSs for each American General share

o    Merger value of(pound)17.6 billion (US$25.8 billion) represents

     -    P/E ratio of 19.7 times 2000 US GAAP operating earnings

     -    3.3 times 2000 US GAAP book value

o    Special dividend for American General shareholders

o On fully diluted basis Prudential shareholders to own 50.5% and American General shareholders to own 49.5% of the combined group


[Slide 6]


Clear value creation opportunity

o Improved ability to grow profitably in the dynamic US retirement services market

o Level and stability of AGC earnings improves group ability to exploit and fund growth opportunities and absorb developing market risk

o Enhanced retirement services product and skills resource especially relevant to key Asian growth markets

o Pro forma combined 2000 MSB operating earnings enhancement (before synergies)

o Pre-tax cost synergies of over (pound)85 million (US$130 million) per annum by end of 2002; annual savings exceed implementation cost

o Shared vision and values have allowed potential for long-term shareholder value creation to be secured on terms that fairly reflect inherent value

[Slide 7]


Transaction multiples not out of line with precedents


Key precedent US life and annuity transaction details

===================================================================================================================

                                                             Implied P/E multiples        Implied P/BV Multiples(2)
                                                          Value      LFY       CFY           LFY     CFY
Acquirer                          Target        Date      (US$m)     (x)       (x)           (x)     (x)
-------------------------------------------------------------------------------------------------------------------
Prudential/ American General                                         19.7      16.7          3.00    2.72


ING                               Aetna(1)     20/07/00    7,700     25.0      17.8          2.40    na

ING                               ReliaStar    01/05/00    6,200     19.7      16.1          2.40    na

Aegon                             Transamerica 18/02/99   11,598     13.8      19.4          2.83    na

UNUM                              Provident    23/11/98    5,865     15.9      16.0          1.80    na

AIG                               SunAMerica   20/08/98   18,192     44.9      33.3          5.84    na


Mean(3)                                                              22.3      20.5          3.05    na

Median(3)                                                            17.8      17.8          2.40    na
=================================================================================================================

NOTE:

1 Financial services and international operations only

2 Excluding SFAS 115

3 Excluding Prudential/American General

[Slide 8]


Flowback - sources

o Line-by-line analysis of AGC's shareholders and their underlying funds under management:

     -    Estimated probability ranges of selling by each type of holder

     - A high proportion of AGC is held by internationally oriented US investors

     - Most of these investors will be able to retain their new Prudential shares

     - Initial feedback from these investors is positive: they are very encouraged that Prudential has a full US listing (same as Nokia and BP Amoco) and their Hold/Buy/Sell decisions will be based on the investment case.

o    Causes of flowback

     - Exclusion from US indices (S&P500 and Russell) will create estimated 8% index flowback

     -    Domestic orientation

[Slide 9]


Flowback - demand

o    Prudential is in the FTSE and MSCI indices, AGC is not.

     -    Existing holders will have weightings in Prudential reduced by 50%

     - Re-weighting by FTSE All Share trackers will create demand for estimated 10% of the newly issued shares.

     -    MSCI trackers add another estimated 4%.

     -    Quasi index trackers likely to add a further 20%.

     -    Other funds will re-weight

o    Will be a top 12 FTSE company, a top 6 global insurance company

     -    Will become a core holding, particularly for European investors

     - Many European investors are currently underweight or have no holding in Prudential

o Two joint Prudential/AGC teams are each conducting three-week investor roadshows, one in Europe, one in the US

     - We will be seeing a large number of investors, including existing holders of both companies and many non-holders.

     - There will be further marketing roadshows in the next few months, building awareness of the Group and the benefits of the merger prior to completion.

[Slide 10]


Attractiveness of the US market

o    World's largest life insurance and retirement services market

     - US$20 trillion of assets under management at the top 500 money management firms, over half of which is in retirement savings

o    Favourable demographic characteristics

     -    22% of population in 45-65 age bracket

     -    life expectancies at age 65: 80 for men, 84 for women

     -    one American turns 50 every 7.5 seconds

     - Generation Y (21% of the population) a retirement services market of the future

o    Established, pervasive investment culture

     -    nearly half of US households now own equities

     - equities' share of all household discretionary financial assets has doubled over the last decade


[Slide 11]


American General: the partner of choice

o    The quality franchise of scale in the US life insurance industry

o    Focused on creating shareholder value

o Clear targeting of profitable market segments with strong future growth prospects

o    Diverse distribution and balanced product portfolio

o Experienced management team with proven operational and integration track record

o Excellent reputation based on clarity of purpose and delivery of impressive performance

o    Product mix provides an earnings flywheel that supports strong cash flow


[Slide 12]


American General: impressive track record of growth

================================================================================

                                                                        CAGR
(US$m)                1996       1997       1998      1999      2000     (%)
--------------------------------------------------------------------------------
Operating earnings

Retirement services   225        246        466       564       661     30.9

Life insurance        547        589        674       721       770      8.9

Consumer finance      137        165        201       226       247     15.9

Corporate operations (153)      (132)      (293)     (332)     (368)    24.5

Operating earnings    756        868       1,048     1,179     1,310    14.7

Net Income            653        542         764     1,131     1,003    11.3

Operating earnings
per share(US$)       1.52       1.75        2.02      2.30      2.58    14.2

Dividends per
share (US$)          0.65       0.70        0.75      0.80      0.88     7.9

Balance sheet information

Total assets(1)    73,179     78,829     102,662   116,876   120,360    13.2

Shareholders'
equity(1)           6,234      6,429       7,296     7,724     8,123     6.8

Share buybacks        187        466         195       425       460     n/a

Operating return on
equity (%)(1)        12.6       13.6        15.4      16.0      16.7     7.3
================================================================================

SOURCE: Company financial statements
NOTE:
1 Excludes fair value adjustments under SFAS 115


[Slide 13]


Diversified earnings stream

ASSET ACCUMULATION

o    2000 operating earnings of US$661 million ((pound)436 million)

Annuities

o    Fixed and variable

o    Tax-qualified and non-qualified markets

Investments

o    Mutual funds

o    Third party asset management

FINANCIAL SERVICES

Life insurance

o    2000 Operating US$770 million ((pound)508 million)

o    Protection products

o    Multi-channel distribution

o    Lending

o    2000 operating earnings US$247 million ((pound)163 million)

o    Consumer loans

o    Credit-related life insurance

[Pie chart reflecting the following percentages:
39% -- Asset accumulation
46% -- Life insurance
15% -- Lending]

NOTE:  US GAAP post-tax divisional earnings excluding unallocated costs


[Slide 14]


Creates a clear market leader in the US

o    Pro forma market position
================================================================================

                                                       Rank
                                    --------------------------------------------
Product                             American General     JNL   Pro forma
--------------------------------------------------------------------------------

Total annuity sales                       3              14         1

Variable annuity sales                    5              20         1

Net variable annuity sales                5               8         2

Variable annuity sales through
banks and thrifts                         5              11         4

Fixed annuity sales                       1               8         1

Fixed annuity sales through
banks and thrifts                         1              10         1

Equity indexed annuities                  -               1         1

Number of life policies issued            2               -         2

Individual Life sales
(CPPE basis)                              7               -         5
================================================================================


SOURCE:  Vards, Kenneth Kehrer Associates, LIMRA, FRC


[Slide 15]


Multi-product, multi-distribution channel capability

o    Distribution by product

[Chart reflecting the distribution by product for American General and JNL]


[Slide 16]

The power of the transformed Prudential

o    Powerful capital base

o    Leadership in our chosen markets internationally

o    Outstanding growth opportunities

     -    developing market share in US

     -    rapid expansion in Asia

     -    exciting potential in Europe

     -    strong position in UK

o Management team with shared vision and experience to implement strategy successfully

Both sets of shareholders to share in value creation


[Slide 17]


Section 57 approval

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO AUSTRALIA, CANADA OR JAPAN

This announcement has been approved by UBS Warburg Ltd., a subsidiary of UBS AG, for the purposes of Section 57 of the Financial Services Act 1986. This does not constitute a recommendation regarding the purchase of Rangers ordinary shares.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer will only be made in documents to be published in due course and any such invitation should be made solely on the basis of information provided in those documents

[Slide 18]

Private Securities Litigation Reform Act
Safe Harbor Statement

This presentation includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. These statements are generally identified by the worse "expect", "intend", "believe" and other similar expressions. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the action of governmental regulators. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, that the stockholders of either company will not approve the merger, that a superior acquisition proposal will be made for either company, or that tax-free treatment for US purposes for the Prudential shares and ADSs to be received by the American General shareholders cannot be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved and to the general risks associated with the companies' businesses, as described in their filings with the US Securities and Exchange Commission, including American General's Form 10-K for the year ended 31 December 1999 and subsequent Forms 10-Q and Forms 8-K and Prudential's Forms 6-K.